UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OF 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2009

CONCHA Y TORO WINERY INC.

(Translation of registrant’s name into English)

CASILLA 213
AVDA. NUEVA TAJAMAR 481,
TORRE NORTE, PISO 15
SANTIAGO, CHILE

(Address of principal executive offices)

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the securities Exchange Act of 1934.

Yes ☐  No ☒

EXHIBITS

Exhibit 99.1      Press release dated February 25, 2010

For Immediate Release

VIÑA CONCHA Y TORO REPORTS
FOURTH QUARTER AND YEAR 2009 RESULTS

Santiago, Chile, February 25, 2010 - Viña Concha y Toro S.A. (“The Company” or “Concha y Toro”) (NYSE: VCO, Chile: Conchatoro), announced today its consolidated financial results for the quarter and full year ended December 31, 2009.  Figures are stated in accordance with Chilean GAAP and in constant Chilean pesos (Ch$) as of December 31, 2009.

Figures as of December 31, 2009 are also translated into US$, merely for convenience, using the exchange rate as of December 31, 2009 of US$1=Ch$507.10.

Highlights 4Q 2009
•    Total sales rose by 5.8%.
•    Bottled export sales in Chilean pesos increased 3.1%.
•    Bottled export volumes increased 13.8% to 4,609,660 cases.
•    Bottled domestic sales increased 9.7% by value and 3.6% by volume.
•    Operating income decreased 21%, operating margin was 10.6% compared to 14.2% in 4Q08.
•    Net income increased 40.7% to Ch$9,848 million (US$19.4 million).
•    Ebitda declined 15% to Ch$14,191 million (US$28 million). Ebitda margin was 15.1%.
•    Earnings per ADR rose 67.4% to US$ 0.52.

Highlights  2009
•    Total sales increased 12.3%.
•    Bottled export sales in Chilean pesos increased 11.2%.
•    Bottled export volume rose 8.7% to 17,575,000 cases.
•    Domestic sales increased 6.9% by value and 3.5% by volume.
•    Operating income decreased by 11%, operating margin fell to 12.6% from 15.9% in 2008.
•    Net income increased 28.6% to Ch$44,160 million (US$87.1 million).
•    Ebitda fell 7.3% to Ch$ 59,396 million (US$117 million). Ebitda margin was 16.8%.
•    Earnings per ADR rose 52.9% to US$ 2.35.

Comments of the CEO

The global wine industry in 2009 was heavily affected by the financial crisis and a global economic deceleration which led to a sharp adjustment in consumption.  The 12.3% sales growth that Viña Concha y Toro showed in this scenario and the 28.6% rise in net income are therefore highly satisfactory and show the strength of our business model and our team’s great capacity to respond quickly to the large challenges faced at the commercial level.

The Company’s export sales grew by 11.2% in the year, driven by an 8.7% increase in the volume sold. We highlight the growth achieved in key markets such as the UK, the US and Japan where the Company was able to adapt to demand requirements with a very competitive portfolio of wines.

Sales grew by 6.9% in the domestic market in 2009, driven by a 3.5% rise in volumes. This result has enabled us to increase market share to 31.5% of the wine volume sold in Chile.

For the year, the operating result showed an 11% decrease, mainly explained by a change in the sales mix resulting from the trading down evidenced in all major markets, and also due to a higher direct cost mainly impacting first half results and an extraordinary write-off of Ch$1,658 million (US$3.3 million) in wine inventories associated with the change of the mix evidenced during the year.

At the non-operating level the company showed a gain of Ch$8,259 million (US$16.3 million), mainly resulting from gains related to forward positions taken as part of its hedging and rate-fixing strategy related to its exports.

In the fourth quarter, Company revenues continued to show a positive trend with a 13.8% increase in export volumes and 3.6% in domestic sales. However, this expansion was partly compensated by the exchange rate impacts, as we saw a strong appreciation of the Chilean peso against all export currencies. Operating income fell by 21%, mainly due to the unfavorable exchange rate that offset the higher export volume contribution. In addition, the fourth quarter result was impacted by a one-time write-off in wine inventories.

For the quarter, the non-operating results presented a gain of Ch$ 2,652 million (US$ 5.2 million), mainly explained by a gain in exchange rate differences related to forward positions (like that obtained in the previous quarters of this year).

Fourth Quarter 2009 Results

Total Revenues

Total revenues increased 5.8% to Ch$93,939 million (US$185 million) from Ch$88,798 million    (US$175 million). This is as a result of an increase in both domestic and export volumes, partly offset by the impact of the unfavorable exchange rate. Year-on-year comparisons evidence the strong appreciation of the Chilean peso against the main export currencies.

Table 1
Total Revenues
(Ch$ millions)
	4Q09	4Q08	Change (%)	2009	2008	Change (%)

Export sales(1)	66,274	64,577	2.6%	253,705	228,403	11.1%
Domestic sales–wine	14,292	13,197	8.3%	53,715	50,697	6.0%
Domestic sales–other products	5,521	1,378	300.5%	14,824	4,154	256.8%
Argentina exports(2)	3,612	4,413	-18.1%	15,656	15,315	2.2%
Argentina domestic	2,510	3,498	-28.2%	8,723	9,135	-4.5%
Other revenues	1,731	1,735	-0.3%	6,971	7,051	-1.1%

TOTAL	93,939	88,798	5.8%	353,595	314,756	12.3%

Table 2
Sales of Bottled Wine
	4Q09	4Q08	Change (%)	2009	2008	Change (%)
Sales (in Ch$ million)
Export sales(1)	65,855	63,894	3.1%	250,910	225,694	11.2%
Domestic sales–wine	14,213	12,959	9.7%	53,631	50,184	6.9%
Argentina exports(2)	3,612	4,413	-18.1%	15,656	15,315	2.2%
Argentina domestic	2,510	3,498	-28.2%	8,723	9,061	-3.7%

Volume (thousand liters)
Export sales	41,487	36,461	13.8%	158,175	145,468	8.7%
Domestic sales–wine	18,737	18,092	3.6%	74,235	71,742	3.5%
Argentina exports	3,019	3,081	-2.0%	12,421	13,307	-6.7%
Argentina domestic	2,214	2,628	-15.8%	8,313	8,493	-2.1%

(1) Export sales include exports to third parties and sales of the Company’s distribution subsidiaries (UK, Nordics and Brazil).
(2) This figure excludes shipments to the Company’s distribution subsidiaries.

Export Revenues
Sales abroad of bottled wine rose 3.1% to Ch$65,855 million as compared to Ch$63,894 million. This increase was driven by a solid 13.8% increase in volumes, partly compensated by a 9.4% fall in the average export price in Chilean peso terms. This decrease in the average price is mostly explained by the exchange rate effects as the Chilean peso appreciated against all the main export currencies in the quarter: US dollar -18.1%; pound -16.3%; euro -7.7% (annual change for fourth quarter average exchange rates).

Graph 1
Export Volume by Region
Fourth Quarter 2009

•            Exports of Bottled Wine in Volume:

Export volumes increased 13.8% to 4,609,660 cases, following a diversified growth across most regional markets. For the quarter, important growth rates were achieved in Latin America, as the company saw volumes recovering in Central America/Caribbean (+28.1%) and in South America (+24.3%), the latter led by Brazil as volumes have resumed after the start-up period for our new subsidiary in that country.

Sales grew in Europe 20.2% with a positive performance of the Nordic subsidiaries, among others. In the UK volumes rose 11.4% in the quarter.  Shipments to the US market increased 4.5% and 8.3% in Canada.  Shipments to Asia decreased by 3.8% following strong volumes –mainly in Japan– in the first nine months of the year.

Domestic Sales, Chile
Domestic bottled wine sales increased 9.7% to Ch$14,213 million (US$28 million) in 4Q09, from Ch$12,959 million (US$25.6 million) in 4Q08, following a 3.6% increase in volume and a 5.9% increase in the average price. Domestic bottled wine sales by volume totaled 18.7 million liters in the quarter. Sales of bulk wine during the quarter totaled 152 thousand liters.

The 3.6% rise in volume reflects growth across all major categories; we highlight the 16.3% expansion in the premium segment and the 3.2% increase in popular wines. The positive result obtained in the premium segment follows a consistent strategy and company focus on this segment favored by the strong recognition of the premium wine portfolio.

Chile Domestic Sales-other products
Domestic sales of other products, carried out by the domestic distribution subsidiary Comercial Peumo, including premium beer and liquors, totaled Ch$5,521 million (US$10.9 million). A 300.5% increase in this category follows the addition of the Diageo liquor portfolio since May 2009.

Argentine Operations
Total revenues from the Argentine operation decreased 22.6% to Ch$6,122 million as a result of an 18.1% decrease in exports and a 28.2% fall in domestic sales; these declines are mainly related to the strengthening of the Chilean peso.

For the quarter, total Argentine exports of bottled wine in US dollar terms, increased 4.7% to US$8.4 million. This is the result of a 10% increase in the average export price, partly compensated by a 4.8% fall in volumes. Total volume for the quarter reached 399,000 cases. During the year Trivento’s commercial strategy sought the improvement of profitability; the results obtained, including an improvement in the mix, met this objective.

Sales in the domestic Argentine market totaled US$ 5 million and 246,000 cases, representing an 8.5% decrease in value and a 15.8% drop in volume.

Other Revenues
Other revenues, comprising fees for bottling services and sales of fruit amounted to Ch$1,731 million (US$3.4 million), presenting no change as compared to 2008.

Cost of Sales
For the quarter, the total cost of sales rose 14.8% to Ch$61,389 million (US$121 million) from Ch$53,476 million (US$106 million) in 4Q08. The increase in the cost is mainly explained by a one-time write down of Ch$ 928 million (US$ 1.8 million) in wine stocks resulting from changes in the mix as a result of the economic crisis and also due to higher costs from the new businesses and subsidiaries. The cost of sales as a percentage of total sales, increased from 60.2% to 65.4%.

Selling, General and Administrative Expenses
Selling, General and Administrative Expenses decreased 0.5% to Ch$22,605 million (US$44.6 million), reflecting a decrease in foreign-currency sales and marketing expenses. This compensated higher marketing expenses in the subsidiaries abroad.

Operating Income
The Company’s operating result decreased 21% to Ch$9,944 million (US$19.6 million) in 4Q09 compared to Ch$12,593 million (US$24.8 million) in 4Q08. This was mainly impacted by the unfavorable exchange rate effects that offset the higher export volume contribution.  In addition, the fourth quarter result was impacted by a one-time write-off of wine inventories associated with the change of the mix evidenced during the year.

Non-Operating Result

The non-operating result showed a gain of Ch$2,166 million (US$4.3 million) as compared to a loss of Ch$3,784 million (US$7.5 million) in 4Q2008. This is mainly explained by a gain from exchange-rate differences of Ch$ 2,652 million (US$ 5.2 million) related to forward positions taken by the
Company as part of its exchange-rate hedging and fixing strategy related to its exports, a gain in price level restatements and lower financial expenses.

Interest expenses decreased 33.3% to Ch$1,169 million (US$2.3 million), resulting from lower financial debt and lower interest rates for the period. As of December 30, 2009, total financial debt was Ch$97,407 million (US$192 million), representing a decrease of Ch$41,460 million (US$82 million) compared to that at December 2008.

Table 2
Non-Operating Results
(Ch$ millions)

	4Q09	4Q08	Change (%)	2009	2008	Change (%)

Equity income	35	-128	127.0%	733	453	61.9%
Other non-operating income	232	299	-22.4%	1,066	1,470	-27.5%
Interest expense	-1,169	-1,753	-33.3%	-5,581	-6,239	-10.5%
Price level restatement	506	-503	200.5%	1,448	-581	349.0%
Exchange differences	2,652	-1,525	273.9%	11,137	-1,072	1,139%
Other non-operating expenses	-89	-173	48.6%	-544	-897	39.4%
Total Non-Operating Result	2,166	-3,784	157.3%	8,259	-6,866	220.3%

Net Income and Earnings per Share (EPS)
Net income for the period increased 40.7% to Ch$9,848 million (US$19.4 million) from Ch$6,998 million (US$13.8 million). Based on 741,395,081 subscribed and paid shares, Concha y Toro’s earnings increased to Ch$13.28 per share from Ch$9.73 in the quarter.  Earnings per ADR were Ch$265.6 in 4Q09.  In US dollar terms, earnings per ADR rose 67.4% to US$ 0.52 in the fourth quarter of 2009 from US$0.31 for the fourth quarter of 2008.

2009 Results

Total Revenues

Total revenues increased 12.3% to Ch$ 353,595 million (US$697 million) from Ch$314,756 million (US$621 million) in 2008. Growth was led by an increase in export sales and a good performance in Chile for both wine and other products, the latter resulting from new businesses.

Export revenues
Export sales of bottled wine increased 11.2% totaling Ch$250,910 million as compared to Ch$225,694 million. This increase was driven by an 8.7% increase in volumes sold and a 2.2% higher average export price in Chilean pesos.

•         Bottled Wine Sales – Volume:

In 2009, Company’s volumes increased 8.7%, with sales of 17,575,000 cases as compared to 16,163,000 cases in 2008. In a difficult economic environment that affected consumption, we highlight the growth achieved by the company in key markets such as the UK, Japan and the US.

Sales volumes in the UK rose 19.2%; the strength and diversity of the group’s portfolio allowed Concha yToro UK to adapt to the needs of the market, offering highly competitive deals on the Isla Negra, Vina Maipo and Frontera lines. The company was able to meet the requirements of our customers while at the same time protecting the equity of our premium brands.

Shipments to Asia grew 9.9% following strong volumes in Japan. In the US, sales increased 8.2% with encouraging results for the Casillero del Diablo, Xplorador and Frontera lines. Sales to Canada edged up 2.1%.

Sales volume in Continental Europe increased 2.3%; in this region volumes were impacted by weak economic conditions, but the beginning of a recovery in volumes was noted in the second half of the year. Central America/Caribbean and South America grew 1.4% and 1.1%, respectively.

Graph 2
Export Volume by Region - 2009

Domestic Sales, Chile
Bottled domestic sales increased 6.9% to Ch$53,631 million (US$106 million) in 2009 from Ch$50,184 million (US$99 million) in 2008. This result reflects a 3.5% growth in volumes and a 3.3% higher average price. Bottled sales volumes in the domestic market totaled 74 million liters. Sales of bulk wine during the period totaled 161 thousand liters.

Popular wine sales increased 4%, with a good performance from the leading brand Clos de Pirque. We highlight the 17% growth in the premium category, driven by larger volumes of Casillero del Diablo and Maques de Casa Concha. This result is of great relevance as, in the context of economic recession, it is these higher-priced categories that are the most impacted. This result therefore reflects the achievements of a focus on this segment which has sought to protect the value of our brands and focus ourselves strongly on the traditional channel.

According to AC Nielsen, domestic volumes for the industry showed a small decline of 0.7% during the year. In this scenario, Concha y Toro increased its market share by 1.9 percentage points in 2009, reaching a market share of 31.5% in volume terms.
Chile Domestic Sales-other products
Domestic sales of other products, carried out by the domestic distribution subsidiary Comercial Peumo, including premium beer and liquors, totaled Ch$14,824 million (US$29 million). A 257% increase in this category follows the addition of the Diageo liquor portfolio since May 2009.

Argentine Operations
Stable sales revenues at Ch$ 24,378 million were recorded at our Argentine business; export growth of 2.2% was offset by a 3.7% decline in domestic sales.

In 2009, Trivento’s exports of bottled wine totaled US$ 33.3 million with shipments of 1,636,500 cases. This results from a 2.3% decrease in volumes sold and an increase of 7.4% in the average price per case as compared with 2008. The average price per case increased to US$ 20.4 per case, following increasing sales of premium wines, in line with the company’s strategy.

Domestic sales decreased 2.4% in US dollar terms and 2.1% by volume totaling US$16 million and 923,680 cases respectively.

Other Revenues
 Other revenues decreased 1.1% to Ch$6,971 million (US$ 14 million).

Cost of Sales

Cost of sales rose 18.8% to Ch$224,644 million (US$ 443 million) from Ch$189,148 million (US$373 million) in 2008. Cost of sales as a percentage of total sales increased to 63.5% from 60.1%. This is mainly explained by a higher direct cost impacting on the first half of the year and also by higher operating costs related to an extraordinary write-off of Ch$ 1,658 million (US$3.3 million) in wine stocks, related to the change in the mix due to recessionary conditions.

Selling, General and Administrative Expenses
Selling, General and Administrative Expenses increased 11.7% to Ch$84,343 million (US$166 million) from Ch$ 75,506 million (US$149 million). This increase reflects mainly higher expenses related to the foreign distribution subsidiaries. As a percentage of revenues, SG&A was 23.9% in 2009 compared to 24% in 2008.

Operating Income
Operating income decreased 11%, totaling Ch$44,607 million (US$19.6 million) compared to the Ch$50,102 million (US$ 24.8 million) in 2008. The operating margin decreased from 15.9% to 12.6%. The decrease in the operating result is mainly explained by 1) the change in the sales mix following the economic downturn in key markets, 2) the impact of a higher direct cost (impacting the first half of the year), and 3) an extraordinary cost related to a write-off of inventories in the fourth quarter of the year.

Non-Operating Results
The non-operating result showed a gain of Ch$8,259 million (US$ 16.3 million) in 2009 as compared to a loss of Ch$6,866 million (US$ 13.5 million) in 2008, mainly explained by a gain in exchange differences related to forward positions taken by the Company as part of its export exchange-rate hedging and fixing strategy, a positive result in price level restatements, and lower financial expenses.

Financial expenses decreased 10.5% to Ch$5,581 million (US$ 11 million) due to a reduction in financial debt.

Net Income and Earnings per Share (EPS)

Net income for the year rose 28.6% to Ch$ 44,160 million (US$87 million) from Ch$ 34,343 million (US$68 million). Concha y Toro’s EPS increased to Ch$ 59.56 per share from Ch$ 47.75; earnings per ADR were Ch$1,191 in 2009 and Ch$955 in 2008.  In US dollar terms, earnings per ADR increased 52.9% to US$ 2.35 compared to US$1.54 for 2008.

Balance Sheet

Assets

As of December 31, 2009, the Company’s consolidated assets totaled Ch$511,528 million (US$1,009 million) and were Ch$ 5,620 million (US$ 11 million) higher than the figure reported a year earlier, mainly due to an increase in inventories and fixed assets, involving investments in cellar capacity and the acquisition and development of new vineyards.

Liabilities

As of December 31, 2009 net financial debt stood at Ch$97,407 million (US$192 million) representing a year-on-year reduction of Ch$41,460 million (US$82 million). This is explained mainly by a decrease in short-term debt to banks and financial institutions and currency adjustments.

As of December 31, 2009 the financial debt to equity ratio decreased to 0.32, from 0.54 at December 2008.

* * * * *

About Viña Concha y Toro
Viña Concha y Toro is South America’s leading wine producer whose products are distributed in 135 countries.  Founded in 1883 by Don Melchor Concha y Toro, the Company produces and markets fine wines under the labels: Don Melchor, Amelia, Terrunyo, Marqués de Casa Concha, Trio, Casillero del Diablo, Sunrise and Frontera.  The Company cultivates around 8,240 hectares of vineyards in Chile and 1.061 hectares in Argentina.

Viña Concha y Toro has been listed on the Santiago Stock Exchange since 1933 under the ticker symbol “Conchatoro”.  In 1994, it became the first winery in the world to list on the New York Stock Exchange, under the ticker symbol “VCO”. The Company has 2,731 employees and is headquartered in Santiago, Chile.

Forward Looking Statements
This press release may contain certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to the financial condition, results of operations and business of the Company and certain plans and objectives of the Company with respect to these items. Forward-looking statements may be identified by the use of words such as "anticipate", "continue", "estimate", "expect", "intend", "may", "believe" and similar expressions. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that occur in the future. There are a number of factors that could cause results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include levels of consumer spending in major economies, changes in consumer tastes and preferences, the levels of marketing and promotional expenditures by the Company and its competitors, raw materials costs, future exchange and interest rates, as well as other risk factors referred in the Company's filings with the Securities and Exchange Commission.

Viña Concha y Toro S.A.
Consolidated Income Statement
(In thousands of constant Chilean pesos as of December 31, 2009)

	4Q2009	4Q2008	Change	2009	2008	Change
	Th. Ch$	Th. Ch$	%	Th. Ch$	Th. Ch$	%
Operating Results
Sales revenues	93,938,960	88,797,547	5.8	353,594,738	314,755,932	12.3
Cost of sales	-61,389,131	-53,475,562	14.8	-224,644,201	-189,148,150	18.8
% of sales	65.4%	60.2%		63.5%	60.1%
Gross Margin	32,549,829	35,321,985	-7.8	128,950,537	125,607,782	2.7
% of sales	34.6%	39.8%		36.5%	39.9%
Selling & Adm. Expenses	-22,605,359	-22,728,819	-0.5	-84,343,323	-75,505,702	11.7
% of sales	24.1%	25.6%		23.9%	24.0%
Operating Income	9,944,470	12,593,166	-21.0	44,607,214	50,102,080	-11.0
Operating margin	10.6%	14.2%		12.6%	15.9%
Non-Operating Results
-Non-operating income	231,715	298,545	-22.4	1,006,461	1,470,123	-27.5
-Equity income	34,609	-128,057	-127.0	732,748	452,672	61.9
-Non-operating expenses	-89,001	-173,116	-48.6	-543,920	-897,364	-39.4
-Financial expenses	-1,169,057	-1,752,922	-33.3	-5,580,960	-6,238,553	-10.5
-Price level restatement	505,904	-503,233	-200.5	1,447,787	-581,495	-349.0
-Exchange differences	2,652,288	-1,524,992	-273.9	11,137,300	-1,071,833	-1139
Non-operating result	2,166,458	-3,783,775	-157.3	8,259,416	-6,866,450	-220.3

Income before income tax	12,110,928	8,809,392	37.5	52,866,630	43,235,630	22.3
Less: income tax	-2,263,264	-1,825,324	24.0	-8,706,180	-8,892,209	-2.1
Minority interest	1	13,652	-100.0	-8	-23	-65.2

Net Income	9,847,665	6,997,720	40.7	44,160,442	34,343,398	28.6
-Earnings per share (Ch$)	13.28	9.73	36.5	59.56	47.75	24.7
-Earnings per ADR (US$)	0.52	0.31	67.4	2.35	1.54	52.9

EBITDA	14,191,066	16,694,185	-15.0	59,395,880	64,079,409	-7.3
% sales	15.1%	18.8%		16.8%	20.4%

Subscribed and paid shares	741,395,081	719,170,735		741,395,081	719,170,735

Exchange rate US$1.0=Ch$507.1

Viña Concha y Toro S.A.
Consolidated Balance Sheet
(In thousands of constant Chilean pesos and US dollars as of December 31, 2009)

	As of Dec. 31,	As of Dec. 31,	As of Dec. 31,
	2009	2008	2009
	Th. Ch$	Th. Ch$	Th. US$
Assets
Cash and equivalents	6,992,174	3,859,018	13,789
Inventories	116,574,733	110,746,304	229,885
Accounts receivable	94,993,821	101,213,147	187,328
Other current assets	32,321,913	34,838,849	63,739
Total current assets	250,882,641	250,657,318	494,740

Property, plant & equipment, net	241,474,434	236,575,686	476,187
Other assets	19,170,669	18,674,316	37,805

Total assets	511,527,744	505,907,320	1,008,732

Liabilities and Shareholders' Equity
Short term debt (1)	35,309,995	70,724,859	69,631
Other current liabilities	89,799,143	92,265,134	177,084
Total current liabilities	125,109,138	162,989,993	246,715
Long term debt (1)	62,097,188	68,142,047	122,456
Other long-term liabilities	16,912,502	17,733,463	33,351
Total long-term liabilities	79,009,690	85,875,510	155,807

Minority interest	-4	7	-

Shareholders' equity	307,408,920	257,041,810	606,210

Total liabilities and shareholders' equity	511,527,744	505,907,320	1,008,732

(1) includes only financial debt
Exchange rate:US$1.0=Ch$507.1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIÑA CONCHA Y TORO S.A.

By:	/s/ OSVALDO SOLAR V.
Name : Osvaldo Solar V.
Title : Gerente de Administracion y Finanzas / Administration and Finance Manager (Chief Financial Officer)

Date: February 25, 2010